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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
ICO, INC.
(NAME OF ISSUER)
Common Stock, No par value
(TITLE OF CLASS OF SECURITIES)
449293109
(CUSIP NUMBER)
February 14, 2005
(DATE OF EVENT WHICH REQUIRES
FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o	Rule 13d-1(b)
x	Rule 13d-1(c)
o	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















CUSIP NO. 449293109	13G	PAGE 2 of 6 PAGES

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	WILLIAM C. WILLOUGHBY
	###-##-####
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  o
     (b)  o
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3.	SEC USE ONLY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES CITIZEN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
				5.	SOLE VOTING POWER:
	NUMBER OF
				797,597
	SHARES	 - - - - - - - - - - - - - - - - - - - - -

				6.	SHARED VOTING POWER:
	BENEFICIALLY
				1,361,162
	OWNED BY	 - - - - - - - - - - - - - - - - - - - - -
				7.	SOLE DISPOSITIVE POWER:
	 EACH
				797,597
	 REPORTING	 - - - - - - - - - - - - - - - - - - - - -
	  PERSON		8.	SHARED DISPOSITIVE POWER:

	   WITH		1,361,162
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	2,158,759
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:  o

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
	8.5%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
CUSIP NO. 449293109		13G				PAGE 3 of 6 PAGES

12.	TYPE OF REPORTING PERSON

IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	CATHERINE STEPHENS
	SSN:  143468808
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  o
     (b)  o
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3.	SEC USE ONLY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES CITIZEN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
				5.	SOLE VOTING POWER:
	NUMBER OF
				209,591
	SHARES	 - - - - - - - - - - - - - - - - - - - - - - - - -
				6.	SHARED VOTING POWER:
	BENEFICIALLY
				1,361,162
	OWNED BY	 - - - - - - - - - - - - - - - - - - - - - - - - - -
				7.	SOLE DISPOSITIVE POWER:
	 EACH
				203,551
	 REPORTING	 - - - - - - - - - - - - - - - - - - - - - - - - -

	  PERSON		8.	SHARED DISPOSITIVE POWER:

	   WITH		1,361,162
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	1,570,753
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:  o

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
	6.2%

CUSIP NO. 449293109		13G				PAGE 4 of 6 PAGES

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12.	TYPE OF REPORTING PERSON
	IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

















































SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Schedule 13G
Under the Securities Exchange Act of 1934

Introductory Note: This Schedule 13G supersedes in its entirety the ownership information of William C. Willoughby and Catherine Stephens as set forth in the Form Schedule 13D originally filed on June 13, 1988, and as amended from time to time, with respect to no par value common stock of ICO, Inc.

Item 1(a)	Name of Issuer:
	ICO, Inc.

Item 1(b)	Address of Issuer's Principal Executive Office:
	5333 Westheimer, Suite 600
	Houston, Texas 77056

Item 2(a)	Names of Person Filing:
	William C. Willoughby
	Catherine Stephens

Item 2(b)	Address of Principal Business Office, or if none,
Residence:

William C. Willoughby
6250 Covered Bridge Rd.
Pipersville, PA 18947

Catherine Stephens
66 Haele Place
Makawao, HI 96768

Item 2(c)	Citizenship:
	U.S.A.

Item 2(d)	Title of Class of Securities:
	Common Stock, no par value

Item 2(e)	CUSIP Number:
	449293109

Item 3	Filing required pursuant to the Rules 13d-1(b),
or 13d-2(b):
	None of the reporting persons is an entity specified in Rule 13d-1(b).

Item 4	Ownership as of December 31, 2004

(a)	Amount Beneficially Owned:

(i)	797,597 shares owned of record by William C. Willoughby.
71,495 shares owned by Regina Willoughby, William C.
Willoughby's wife. William C. Willoughby disclaims beneficial ownership of any shares owned by Regina Willoughby.

(ii)	203,551 shares owned of record by Catherine Stephens.
2,840 shares owned by John Bradley Stephens, Catherine Stephens'
 son. 1,600 shares held in trust for John Bradley Stephens for which Catherine Stephens serves as trustee. 1,600 shares held in trust for Megan Catherine Stephens, Catherine Stephens' daughter, for which Catherine Stephens serves as trustee. Catherine Stephens disclaims beneficial ownership of any shares owned by, or held in trust for, John Bradley Stephens or Megan Catherine Stephens.

(iii)	463,238 shares are held in trust for the benefit of William C.
Willoughby for which William C. Willoughby and Catherine Stephens serve as co-trustees. 305,693 shares are held in trust for the benefit of William C. Willoughby for which William C. Willoughby and Catherine Stephens serve as co-trustees. 305,692 shares are held in trust for the benefit of Catherine Stephens for which William C. Willoughby and Catherine Stephens serve as co-trustees. 286,539 shares are held in trust for the benefit of Catherine
Stephens for which William C. Willoughby and Catherine Stephens serve as co-trustees. As co-trustees, the reporting persons share the power to vote and to dispose of these shares. William C. Willoughby disclaims beneficial ownership of the aggregate of 592,231 shares held in trust for the benefit of Catherine Stephens. Catherine Stephens disclaims beneficial ownership of the aggregate of 768,931 shares held in trust for the benefit of William C. Willoughby.

(b)	Percent of Class:

(i)	8.5% -- as to shares owned of record and beneficially by
William C. Willoughby.

(ii)	6.2% -- as to shares owned of record and beneficially by
Catherine Stephens.

(iii)	5.4% -- as to shares held in trusts of which each of the
reporting persons is a trustee.

(c)	Number of shares as to which William C. Willoughby has:

(i)	sole power to vote or direct the vote:  797,597 shares.

(ii)	shared power to vote or to direct the vote:
1,361,162 shares.

(iii)	sole power to dispose or direct the disposition of:
797,597 shares.

(iv)	shared power to dispose or direct the disposition of:
1,361,162 shares.

(d)	Number of shares as to which Catherine Stephens has:

(i)	sole power to vote or direct the vote: 209,591 shares.

(ii)	shared power to vote or direct the vote:
1,361,162  shares.

(iii)	sole power to dispose or direct the disposition of:
209,591 shares.

 (iv)	shared power to dispose or direct the disposition of:
1,361,162 shares.

Item 5	Ownership of Five Percent or Less of a Class.
	Not applicable.

Item 6	Ownership of more than Five Percent on Behalf
of Another Person.
	Not applicable.

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of
the Group.
	Not applicable.

Item 9	Notice of Dissolution of Group.
	Not applicable.

Item 10	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.











































Signature.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 2, 2005


	/s/ William C. Willoughby
	William C. Willoughby


       /s/ Catherine Stephens
	Catherine Stephens










































AGREEMENT

	The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934 that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.




      /s/ William C. Willoughby
	William C. Willoughby


      /s/ Catherine Stephens
	Catherine Stephens


Dated February 2, 2005